Exhibit 99.1

FOR IMMEDIATE RELEASE	For further information contact:

Brad Miller, Investor Relations Director
Country/City Code 8862 Tel: 2656-8016
brad.miller@gigamedia.com.tw

GigaMedia to Report Third-Quarter 2013

Financial Results on November 13

TAIPEI, Taiwan, November 4, 2013 – GigaMedia Limited (NASDAQ: GIGM) announced today that it will report its third-quarter 2013 financial results on Wednesday, November 13, 2013 after the market closes.

Management will hold an investor conference call and webcast on November 13, 2013 at 7:00 p.m. Eastern Standard Time, which is 8:00 a.m. Taipei Time on November 14, 2013, to discuss GigaMedia’s third-quarter 2013 performance.

Dial-in numbers:

U.S.: +1-845-675-0437

International: +65-6723-9381

Passcode: 96171517

A replay will be available from 11:00 p.m. Eastern Standard Time on November 13, 2013 for seven days.

U.S.: +1-646-254-3697

International: +612-8199-0299

Passcode: 96171517

A link to the live and archived webcast will be available at www.gigamedia.com.

Conference Call Format

The call will consist of brief prepared remarks, followed by live Q&A and management responses to questions submitted via email. Questions may be sent in advance to IR@gigamedia.com.tw.

About GigaMedia

Headquartered in Taipei, Taiwan, GigaMedia Limited (Singapore registration number: 199905474H) is a diversified provider of online games and cloud computing services. GigaMedia’s online games business develops and operates a suite of games in Taiwan and Hong Kong, with focus on Web-based/mobile social casino games. The company’s cloud computing business is focused on providing SMEs in Greater China with critical communications services and IT solutions that increase flexibility, efficiency and competitiveness. More information on GigaMedia can be obtained from www.gigamedia.com.

The statements included above and elsewhere in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. GigaMedia cautions readers that forward-looking statements are based on the company’s current expectations and involve a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Information as to certain factors that could cause actual results to vary can be found in GigaMedia’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission in April 2013.

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